Barclays Global Investors Funds
N-SAR Filing dated 08/31/2002
Item 77Q3

Section (a)(i): The principal [executive/financial] officer has concluded that, based on their evaluation, the disclosure controls and procedures of the Barclays Global Investors Funds are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

Section (a)(ii): There were no significant changes in the Barclays Global Investors Funds' internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Section (a)(iii): Certifications of the President and Principal Financial Officer of Barclays Global Investors Funds are attached.